

April 27, 2020

Sacha Alessandro Ceruti
Chief Executive Officer
Canna Corp.
8358 West Oakland Park Blvd.
Suite 300
Sunrise, Florida 33323

>   **Re: Canna Corp.**
>   **Current Report on Form 8-K**
>   **Filed March 17, 2020**
>   **File No. 000-55788**

Dear Mr. Ceruti:

We issued a comment to you on the above captioned filing on March 23, 2020. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by May 11, 2020.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Jonathan Leinwand